Alltel Corporation
One Allied Drive, Little Rock, Arkansas 72202

April 10, 2008

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

           Re:     Alltel Corporation
                      Form 10-K for the fiscal year ended December 31, 2007
                      Filed March 20, 2008
                      File No. 1-4996

Dear Mr. Spirgel:

We are in receipt of your letter dated April 7, 2008 which included comments relating to the Form 10-K filed by Alltel Corporation (“Alltel” or the “Company”) on March 20, 2008 for its fiscal year ended on December 31, 2007 (the “Form 10-K”).  For your convenience, we have restated each comment in its entirety with the response of Alltel following immediately thereafter.

In connection with Alltel’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), Alltel acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or need additional information relating to our responses, please contact me at (501) 905-2319 or Sue Mosley, our Controller, at (501) 905-4699.

Sincerely,

/s/Sharilyn S. Gasaway

Sharilyn S. Gasaway
Executive Vice President – Chief Financial Officer

cc:           Mr. Andrew Mew, Senior Staff Accountant
Ms. Melisa Hauberk, Senior Staff Accountant

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page F-5

1.
We note your presentation and discussion of the 2007 combined results by adding the operating results of the Predecessor period of January 1, 2007 to November 15, 2007 and the Successor period of November 16, 2007 to December 31, 2007 notwithstanding your disclosures that the presentation does not comply with GAAP and the two stub periods represent two different historical cost bases of accounting.  Since your combined financial information was derived from merely combining financial information in the pre- and post- transaction periods without reflecting all relevant pro forma adjustments as required by Article 11 of Regulation S-X, we believe that such presentation and discussion is inappropriate.  Instead, you should discuss your results of operations on a historical basis for each period presented.  If you determine that a supplemental discussion in MD&A based on pro forma financial information is appropriate and will enhance the historical discussion, then the pro forma financial information should be prepared for the years ended December 31, 2007 and 2006 in accordance with Article 11 of Regulation S-X and be included in the filing.  Also, disclosure should be provided to explain how the pro forma presentation was derived, why you believe the presentation to be useful, and any potential risks associated with using such presentation.

Response

In preparing Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for the fiscal year ended December 31, 2007, Alltel considered the Commission’s guidance discussed in Financial Reporting Release 36 (“FRR 36”).  As stated in the conclusion to FRR 36 “In preparing MD&A disclosure, registrants should be guided by the general purpose of the MD&A requirements to give investors an opportunity to look at the registrant through the eyes of management by providing a historical and prospective analysis of the registrant’s financial condition and results of operations with particular emphasis on the registrant’s prospects for the future.  The MD&A requirements are intentionally flexible and general.”

Following the principles of this general guidance, management concluded that a discussion of Alltel’s historical results of operations based on a comparison of the Successor period of November 16, 2007 to December 31, 2007 to the Predecessor period of January 1, 2007 to November 15, 2007 would not provide meaningful information to an investor or reader of the Company’s consolidated financial statements, because the explanations for the changes in individual line items within the consolidated statements of operations would primarily be a function of comparing operating results for a forty-five day period to one consisting of three hundred twenty days.  Similarly, management concluded that a discussion based on a comparison of either of the Successor or Predecessor periods of 2007 to the full year of 2006 would also not be meaningful given the disparity in the number of days of operations included in each respective period of 2007 compared to the annual period of 2006.  Management also determined that it would not be practical from a financial systems standpoint to split the Company’s historical results of operations for the 2006 fiscal year into two periods of January 1 through November 15 and November 16 to December 31 in order to provide a basis for comparison for each of the Predecessor and Successor periods of 2007.  Finally, management considered providing a discussion of the Predecessor and Successor periods of 2007 on a freestanding basis, but concluded that any discussion which is not comparative in nature would be limited in its usefulness to a reader of the Company’s financial statements.  In addition, management believes that a discussion based on any of these presentations and comparisons also would not provide clarity into the underlying trends affecting the Company’s ongoing operations.

In drafting MD&A, management considered that although the acquisition of Alltel by Atlantis Holdings LLC (“Atlantis Holdings”) resulted in two different bases of accounting, the fundamental operations of the Company did not change as a result of the acquisition.  Accordingly, the sources of and underlying factors affecting annual growth rates in service revenues, product sales, cost of services, cost of products sold, selling, general, administrative and other expenses and non-operating income(expense) items consisting of equity earnings in unconsolidated partnerships, minority interest expense and other income were not impacted by the acquisition.  The only three financial statement line items affected by the application of purchase accounting and the issuance of long-term debt were depreciation and amortization, interest expense and income taxes.  Management believes that the effects of the acquisition and application of purchase accounting to these three financial statement line items to the Successor period operating results were appropriately discussed by the Company in MD&A on pages F-10, F-12 and F-13.  In order to provide clarity to the underlying trends affecting the financial statement line items, management believes that the most meaningful presentation and discussion was to compare annual amounts for 2007 to 2006.  Additionally, in internally measuring and analyzing the performance of its business operations for fiscal year 2007, management of Alltel utilized the combined results of the Predecessor and Successor periods of 2007.  Accordingly, Alltel believes that its current MD&A presentation was consistent with the general principles of FRR 36 to provide investors with a view of the entity as seen through the eyes of management.

Management also considered whether to supplement its MD&A with pro forma financial information prepared in accordance with Article 11 of Regulation S-X.  Management believes that the inclusion and discussion of supplemental pro forma financial information would be extremely limited in its usefulness to a reader of the Company’s financial statements.  Given that the pro forma operating results would be based on various assumptions and adjustments retroactively applied to the notional transaction date, the pro forma operating results would not necessarily be indicative of either Alltel’s historical or future operating results.  In addition, the only material pro forma adjustments resulting from the application of purchase accounting and the issuance of long-term debt would be to three financial statement lines items: depreciation and amortization, interest expense and income taxes.  As stated above, management believes that the effects of the acquisition and application of purchase accounting to these three financial statement line items to the Successor period operating results were appropriately discussed by the Company in MD&A.  Accordingly, Alltel elected not to supplement its MD&A with pro forma financial information.

In concluding that the most meaningful MD&A presentation for Alltel was to compare annual amounts for 2007 to 2006, management also considered the disclosures of other public companies that had been acquired and subsequently reported financial information for pre- and post-transaction periods.  Management noted numerous examples in which the MD&A discussions included in these companies Form 10-K filings were based on combined financial information derived from merely combining financial information in the pre- and post- transaction periods.  Among the companies noted were Aramark Corporation, Brookstone, Inc., Education Management LLC, Neiman Marcus Inc. and SunGard Data Systems, Inc.  Accordingly, there appears to be precedent for this type of MD&A presentation.

Financial Condition, Liquidity and Capital Resources, page F-20

Cash Flows from Financing Activities – Continuing Operations, page F-21

2.
You state that your senior secured credit facilities require that you maintain a ratio based on Consolidated EBITDA.  You also disclose that covenants in ACI’s senior secured credit facilities contain ratios based on Adjusted EBITDA.  It is unclear to us whether you are referring to the same covenants and whether Consolidated EBITDA, as defined by the credit agreement, is the same as Adjusted EBITDA, as presented at page F-25.  If these represent separate covenants and calculations, you should provide separate discussions of each of these requirements in future filings, including the following:

•	Describe the Adjusted EBITDA or Consolidated EBITDA requirements under your credit agreements;
•	Discuss the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity.

Response

In its discussion of covenant compliance beginning on page F-24, Alltel used the terms “Adjusted EBITDA” and “Consolidated EBITDA” interchangeably.  In the discussion of covenant compliance included in its future filings, Alltel will eliminate any reference to Adjusted EBITDA when discussing the requirements of its senior secured credit facilities to maintain a specific leverage ratio, because that requirement is based on Consolidated EBITDA, not Adjusted EBITDA.  Alltel also will clarify the adjustments to the Company’s net income that comprise the definition of Consolidated EBITDA.

Financial Statements and Notes

Note 2. Acquisition of Alltel by Two Private Investment Firms and Related Financing Transactions, page F-50

3.
We note your statement that you will recognize the value of vested rollover stock options in your financial statements when they are exercised.  Explain to us in more detail your accounting treatment for these options at the date of the Merger and in subsequent periods and your basis in the accounting literature.  Tell us whether there are future vesting requirements for these options.

Response

As discussed in Notes 2 and 9 to the consolidated financial statements, certain vested options to acquire Alltel common stock held by management employees (referred to as the "rollover options") were not purchased by Atlantis Holdings in connection with its acquisition of Alltel.

These rollover options remain outstanding in accordance with the terms of the governing stock incentive plans and grant agreements pursuant to which the holder originally received the stock option grants.  In connection with the recapitalization of Alltel concurrent with the acquisition, the exercise price and the number of shares underlying the rollover options were adjusted pursuant to existing terms of the original grant agreements so that the aggregate value for each option holder was maintained.  As a result of this equitable adjustment, approximately 2.9 million Alltel stock options were modified to become approximately 8.0 million Alltel stock options.

Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment”, the adjustment of Alltel’s outstanding stock options in connection with the recapitalization of Alltel would be considered a modification of the original stock option awards granted to employees because the exercise price of the underlying option was adjusted and the number of awards increased to reflect the effects of the recapitalization.  Accordingly, Alltel was required to determine the amount of incremental compensation expense, if any, to be recognized as a result of the modification.  Pursuant to the guidance in paragraphs 53 and 54 of SFAS 123(R), Alltel was required to perform a comparison of the fair value of each of the modified stock option awards with the fair value of the original award immediately before the modification.  Alltel concluded that no incremental compensation expense resulted from the adjustment of the rollover stock options because (1) the proportionate adjustment to the number of shares and exercise price was designed to equalize the value of the stock option award to the employee before and after the equity restructuring; (2) the stock options were fully vested at the time of the modification; and (3) the modification did not extend the period of time in which the employee could exercise the stock options (e.g., the expiration date of the original stock option award was not extended beyond the date specified in the original grant).  Further, the proportionate adjustment to the number of shares and exercise price was provided for pursuant to the anti-dilution provisions of the stock option plans under which the awards were originally granted.

The fair value of the rollover stock options was not included as part of the push-down of Atlantis Holdings’ basis in Alltel because Atlantis Holdings did not purchase or replace those stock options in connection with its acquisition of Alltel.  Instead, the rollover stock options remained outstanding in accordance with the terms of their original grant agreements.  Because the rollover stock options are fully vested and no future service is required to retain the options, no compensation cost related to the options will be recognized in the post-merger financial statements.

Upon exercise, the Company will record the receipt of cash from the option holder equal to the exercise price multiplied by the number of options exercised and the issuance of new shares of Alltel common stock (with a value equal to the cash received) as common stock and additional paid-in capital.

Note 18.  Agreement to Lease Cell Site Towers, page F-85

4.
We note your disclosures that “[a]s of the closing date of the Merger and Financing Transactions, Alltel eliminated the remaining deferral rental income of $292.1 million and the corresponding amount of deferred leasing costs of $12.8 million…, because Alltel had no legal performance obligations associated with these deferred balances.”  Explain to us your application of EITF 01-3 and the basis behind your conclusion that you have no legal performance obligations in your continuing lease arrangements with American Tower.

Response

In December 2000, Alltel entered into a 15-year agreement with American Tower Corporation (“American Tower”).  Under that agreement, American Tower paid Alltel $300,000 per tower at the commencement of the lease term for the right to manage, maintain and remarket the remaining space on certain of the Company’s cell site towers.  American Tower assumed responsibility for paying rent to the landowner for those towers built on leased land.  Alltel maintained ownership of the towers, and agreed to pay American Tower a fee totaling $1,200 per tower per month, subject to escalation based on the change in the Consumer Price Index, not to exceed five percent annually, for management and maintenance services.  At the end of the lease term, American Tower has the right to purchase all of the towers included in the transaction as a group.  The purchase option may be settled in either cash totaling $42,844 per tower or 769 shares of American Tower Class A common stock per tower, valued at $27,500 per tower at the inception of the lease.  The form of the purchase consideration is at Alltel’s sole discretion.  Upon completion of this transaction, the Company had leased 1,773 cell site towers to American Tower and received proceeds of $531.9 million.  At the time of the transaction, Alltel concluded that the leasing agreement with American Tower did not qualify as a sales type lease and that it should be accounted for as an operating lease.  Accordingly, proceeds from this leasing transaction were recorded by Alltel as deferred rental income and were being recognized as service revenues on a straight-line basis over the fifteen-year lease term.

The Emerging Issues Task Force (“EITF”) in Issue No. 01-3, “Accounting in a Business Combination for Deferred Revenue of an Acquiree,” reached a consensus that an acquiring entity should recognize a liability related to the deferred revenue of an acquired entity only if that deferred revenue represents a legal obligation assumed by the acquiring entity (a legal performance obligation).  The EITF noted that there are circumstances in which the deferred revenue of an acquired entity does not represent a legal performance obligation and, therefore, should not be recognized by the acquiring entity as a liability when the business combination is recorded.  Similar to example 3 presented in Issue 01-3, Atlantis Holdings did not assume a legal obligation related to the deferred rental income that had been recorded by Alltel in connection with the leasing transaction with American Tower.  Accordingly, management concluded that in the application of push down accounting of Atlantis Holdings’ cost basis to Alltel’s financial statements, recognition of the previously recorded deferred rental income should not be included in the Successor period financial statements of Alltel.  In performing its valuation analyses related to the acquisition, management did assess whether Atlantis Holdings had acquired an asset or assumed an obligation relating to Alltel’s ongoing commitment to pay for maintenance services under the lease agreement with American Tower based on whether the terms of the lease were favorable or unfavorable compared to current market rates.  Based on the valuation analyses, Alltel concluded that the fair value of the ongoing lease commitments was not material, and accordingly, the Company did not recognize it as part of its purchase price allocation.